

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 18, 2013

Via E-mail
Ruth Porat
Executive Vice President and Chief Financial Officer
Morgan Stanley
1585 Broadway
New York, NY 10036

>   **Re: Morgan Stanley**
>   **Form 10-K for Fiscal Year Ended December 31, 2011**
>   **Filed February 27, 2012**
>   **Definitive Proxy Statement on Schedule 14A**
>   **Filed April 5, 2012**
>   **Form 10-Q for the Quarterly Period Ended March 31, 2012**
>   **Filed May 7, 2012**
>   **Form 10-Q for the Quarterly Period Ended September 30, 2012**
>   **Filed November 6, 2012**
>   **Form 8-K**
>   **Filed January 18, 2013**
>   **File No. 001-11758**

Dear Ms. Porat:

We have reviewed your response letter dated July 26, 2012 to our letter dated June 22, 2012 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-K for the Year Ended December 31, 2011

1. We note your response to comment 1 in our letter dated June 22, 2012. Based on your response it appears that you may have experienced one or more security breaches or cyber attacks that did not result in a material adverse effect on your operations. If true, beginning with your next periodic filing, please simply state this fact so investors are aware that you are currently experiencing these cyber risks.

Country Risk Exposure, page 118

2. Refer to your response to comment 7 in our letter dated June 22, 2012. Please revise your disclosure in future filings to clarify the nature of the credit default swap (CDS) positions that you include in the "hedges" column, and separately clarify the nature of the CDS positions that you include in the "inventory" column. Specifically, address how these respective CDS positions differ, and to the extent that you have included any indexed or tranched purchased credit derivatives in your table, indicate where they are disclosed in the table and quantify the related amounts. Clearly disclose how you computed the amounts presented related to any indexed or tranched positions. In addition, disclose how you reflect your exposure within the table where credit risk crosses multiple jurisdictions. For example, clarify where CDS purchased from an issuer in a specific country is reflected within the table when the reference bonds are issued by an entity in a different country.

3. As a related matter, we note your disclosure on page 156 in your Form 10-Q for the Quarterly Period Ended September 30, 2012, that indirect exposures are identified through your counterparty credit analysis as having a vulnerability or exposure to another country or jurisdiction, and we note your examples of such counterparties. Please further expand your disclosure, in future filings, regarding indirect risk to certain countries by addressing the following:

   - Disclose the nature of any stress testing you conduct related to your indirect exposures to certain countries, including the significant parameters of your stress testing.
   - Address the extent to which you evaluate the potential implications of one or more countries exiting the Eurozone within your counterparty credit analysis and stress tests.
   - Discuss the most significant implications of your indirect exposure, and to the extent that redenomination and revaluation risk are considered in your analysis and stress tests, disclose how you consider the implications of that risk.

Note 22. Income Taxes, page 244

4. Refer to your response to comment 12 in our letter dated June 22, 2012, and please address the following:

- You state that on a consistent basis, no single Non-U.S. jurisdiction where you routinely operate has historically had material profit before tax and contributed a disproportionate amount to the tax provision to warrant separate disclosure in the current and deferred provision table. Please clarify this statement by telling us whether there are single Non-U.S. jurisdictions that have had material profit before tax and/or contributed a *material* amount to the tax provision *or effective tax rate reconciliation* for any of the periods presented, regardless of whether you routinely operate in that jurisdiction.
- If so, confirm that you will revise your future filings to provide the appropriate quantification of these items as requested in our prior comment 12.

Definitive Proxy Statement on Schedule 14A

5. We note your response to comment 15 in our letter dated June 22, 2012 and your disclosure indicating that your financial and non-financial priorities are not weighted and are not formulaic. We also note from your disclosure on page 28 of your proxy statement that the 25% in Mr. Gorman's compensation "reflect[ed] the fact that the Company did not fully meet certain financial priorities." In your response you indicate that failure to meet the ROE priority was "the significant financial factor" in determining to reduce Mr. Gorman's compensation by 25%. When achievement or failure to meet a performance priority, whether formulaic or not, has a significant impact on compensation decisions, we believe the target should be disclosed. Please provide us with draft disclosure as it would have appeared in your 2012 proxy statement that discloses the target. In addition, we note that you have committed to disclose targets if and to the extent the committee determines incentive compensation through specific formulaic targets. As previously requested, please confirm that you will disclose targets, whether formulaic or not, that have a significant impact on compensation decisions.

Form 10-Q for the Quarterly Period Ended March 31, 2012

Note 3. Fair Value Disclosures

Quantitative Information about and Sensitivity of Significant Unobservable Inputs…, page 27

6. We acknowledge your response to comment 20 in our letter dated June 22, 2012. We also note your disclosure on page 34 of your Form 10-Q for the Quarterly Period Ended September 30, 2012 that the level of aggregation and breadth of products cause the range of inputs to be wide and not evenly distributed across the inventory. Given that some ranges of your significant unobservable inputs are wide and not evenly distributed across the inventory, please revise your disclosure in future filings for those products where you believe a weighted average may not be meaningful to include a qualitative discussion of those wide unobservable input ranges that is specific to each financial instrument type. Each qualitative discussion should address the underlying reason that the input range is

wide, and any other information that explains the range to facilitate an understanding of your views about individual inputs as well as changes in your views about particular unobservable inputs over time. Refer to BC86 of ASU No. 2011-04. To the extent available, revise your qualitative disclosure to address the following for each product:

- Drivers of dispersion within the range, such as a particular position or instrument type and
- Data point concentrations within the range.

7. Refer to your response to comment 22 in our letter dated June 22, 2012 where you state that as bonds become distressed and trade significantly away from par, the standard market convention is to quote in price (i.e., the expected recovery assuming default) as the (implied) yield becomes too large a number to be meaningful to another market participant. Please revise your disclosure in future filings to state, if true, that price represents the expected recovery assuming default for distressed bonds, where applicable, and link this disclosure with the related financial instruments. In addition, for non-distressed bonds, confirm whether you are calculating an implied yield from comparable bond prices and then, adjusting the yield in order to derive a value for Level 3 instruments. If not, tell us how you utilize comparable prices in order to come up with a fair value measurement, and how you make adjustments in order to derive a value for a comparable instrument. Also, provide us with proposed disclosure to include in future filings to clarify your valuation methodology when you utilize comparable pricing.

Fair Value Option, page 30

8. Please revise the appropriate sections of your future filings to address the following as it relates to your response to comment 23 in our letter dated June 22, 2012, regarding the portion of your loss due to the change in fair value of your long-term borrowings due to factors other than changes in credit quality:

- Given that your structured debt appears to be a significant source of liquidity as well as a source of volatility in your earnings, please tell us in detail and briefly disclose how you manage and monitor the different types of structured debt that you issue, including the exposure of these instruments to foreign currency exchange rates, to interest rates, to movements in a reference price, and to movements in an index. Separately address how you manage and monitor these instruments for accounting purposes, for valuation purposes, as well as for risk management purposes.
- More explicitly tell us whether you are able to provide quantitative information by product type or in some other manner that is consistent with how you manage these debt instruments, and if not, explain why you are not able to provide such information.
- To the extent that you do not have sufficient data available to provide transparent and granular disclosure of such activities, disclose that fact. Also, provide proposed disclosure to be included in future filings based on the data attributes that are

currently available to you, and confirm that you will initiate appropriate data tracking mechanisms in order to provide the requested disclosure in future filings.

- The narrative disclosure at the top of page 31 indicates that the amounts provided in the table on page 30 "do not reflect gains or losses on related hedging instruments, if any." In your future filings, disclose the extent to which you offset or mitigate some portion of the specific embedded risk. In addition, clearly identify the level at which that risk may be economically hedged or otherwise mitigated. Quantify the amount of offsetting gains and losses that are excluded from this table, identify where those gains and losses are reported on the income statement, and provide a cross reference to your disclosure where any offsetting instruments are reported in your derivatives tables.

Form 8-K filed January 18, 2013

Exhibit 99.1

9. We note your disclosure in footnote 6 to this Exhibit that you recognized out of period net tax provisions in the quarter ended December 31, 2012, and for the full year ended December 31, 2012. We also note your statement that you have evaluated the effects of the understatement of the income tax provision both qualitatively and quantitatively and concluded that it did not have a material impact on any prior annual or quarterly consolidated results, and a comprehensive review of your deferred tax accounts continues, and as such, the net tax provisions could be subject to revision. Please tell us how you considered the identification and correction of these errors in your evaluations of disclosure controls and procedures and internal controls over financial reporting as of the end of each related period, including December 31, 2012. To the extent that you identify additional errors, please tell us how those additional errors impact your evaluations of disclosure controls and procedures and internal controls over financial reporting.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Staci Shannon at (202) 551-3374 or Kevin W. Vaughn at (202) 551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Ramin M. Olson at (202) 551-3331, Michael Seaman at (202) 551-3366 or me at (202) 551-3675 with any other questions you may have.

Sincerely,

/s/ Michael Seaman for

Suzanne Hayes
Assistant Director